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                                                           Exhibit 99.26(d)(4)

WAIVER OF CHARGES AGREEMENT
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This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement does not have cash values or loan values.

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement provides for the waiver of all policy charges assessed against the accumulation value on a monthly basis if the insured becomes totally and permanently disabled. To qualify, you must give us timely notice and evidence satisfactory to us that the insured's total disability:

      (1) commenced while this policy and agreement were in force, and
      (2) commenced after the policy anniversary nearest the insured's age 18 but before the policy anniversary nearest the insured's age 60, and
      (3) was continuous for six months or more.

WHAT IS "TOTAL" DISABILITY?

Total disability is a disability resulting from an accidental injury or a disease that requires the care of a licensed physician and continuously prevents the insured from engaging in an occupation. During the first 24 months of total disability "occupation" means the substantial and material duties of the insured's regular occupation. After 24 months it means the substantial and material duties of any occupation for which the insured is reasonably fitted by education, training or experience.

Also, the insured's total and irrecoverable loss of:

      (1) the sight of both eyes, or
      (2) the use of both hands, or
      (3) the use of both feet, or
      (4) the use of one hand and one foot, or
      (5) hearing or speech,

will be considered total disability even if the insured engages in an occupation.

WHAT IS "PERMANENT" DISABILITY?

Total disability will be considered permanent only after it has existed continuously for at least six months. Until we approve the claim for the waiver benefit, monthly deductions shall continue when due as provided in the policy. If we approve the claim for the waiver benefit after the specified period of time, we shall credit to the policy's accumulation value an amount equal to the waived monthly deductions taken after the first of the benefit month on or following the date the insured's total disability began, and the accumulation value will be adjusted accordingly.

WHAT CHARGES WILL BE WAIVED?

After we approve the claim, we will waive all policy charges assessed against the accumulation value on a monthly basis. Any monthly charges waived by Minnesota Life will not be taken from the policy proceeds.

HOW LONG WILL WE WAIVE CHARGES?

As long as the insured remains disabled, we will waive charges on a monthly basis to the insured's age 121.

WHAT HAPPENS WHEN WE WAIVE CHARGES?

After we approve your claim, we will waive all policy charges assessed against the accumulation value on a monthly basis from that date until the date the insured recovers. While we are waiving charges, all benefits included under the policy shall continue in force, subject to the investment performance of any separate account included as part of the account and the policy loan provisions.

Our waiver of the monthly charges will not guarantee that the policy will remain inforce. If the policy accumulation value is insufficient to cover the policy loan interest, you will be required to make a loan repayment on any outstanding policy loan during the insured's disability in order to keep the policy inforce.

While we are waiving charges during the insured's disability, we will not permit any policy changes

WHAT IF THE INSURED RECOVERS FROM THE DISABILITY?

We will no longer waive any charges on this policy due after the insured recovers and will resume sending notices for the planned premium.

ARE THERE ANY LIMITATIONS?

We will not waive any charges if the insured's total disability results directly from an act of war while the insured is serving in the military, naval or air forces of any country at war, declared or undeclared.

If our waiving all policy charges assessed against the accumulation value on a monthly basis would cause your policy to be classified as a modified endowment contract under the Code, or to be disqualified as life insurance under Section 7702 of the Code, we will limit the amount of charges we waive to avoid those results.

If disability begins during a grace period, sufficient funds will be required to be added to the accumulation value to ensure any overdue monthly deductions can be taken to avoid termination before a claim is approved.

WHEN MUST WE BE NOTIFIED?

We must receive written notice of the insured's total disability at our home office while the insured is living and totally disabled, and not later than one year after the termination of this agreement, and within one year after onset of disability.

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However, the failure to give this notice within the time provided will not invalidate the claim if it is shown that notice was given as soon as reasonably possible.

WHAT PROOF WILL BE REQUIRED?

You must furnish proof satisfactory to us that the insured is totally and permanently disabled as defined in this agreement before we will waive charges. During the first 24 months of disability, we will from time to time also require additional proof satisfactory to us that the insured continues to be totally and permanently disabled. We will not request such proof of continued disability more frequently than once every 30 days. We may also require the insured to submit to one or more physical examinations at our expense.

After the first 24 months, however, we will not request proof of continued disability more frequently than once in any 12-month period. As part of such proof we may also require the insured to submit to a physical examination at our expense.

WHAT IS THE COST?

The monthly charge for this agreement is shown on the policy data pages.

WHEN IS THIS AGREEMENT INCONTESTABLE?

This agreement is subject to the incontestability provision in this policy. However, the contestable period for this agreement will be measured from the effective date of this agreement.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on:

      (1) the date this policy is surrendered or terminated; or

      (2) the date we receive your written request to cancel this agreement; or

      (3) the policy anniversary nearest the insured's 65th birthday.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.


/s/ Dennis E. Prohofsky                    /s/ Robert L. Senkler
Secretary                                        President